Young Mountain Tea



Dear investors,

2025 was the year you joined us—thank you for believing in our company and our mission. It was a defining year, marked by the launch of the Kumaon Tea Factory, the culmination of over a decade of work. We were on track to hit our sales goals through October, but our biggest setback was timing: the first teas from the new factory didn't arrive until March 2026, limiting what we could sell in 2025. We also faced challenges with rising costs in certain channels, which led us to make some tough but necessary decisions.

2026 is shaping up to be a breakout year. For the first time, we'll be selling teas from the new factory while expanding our wholesale partnerships. The momentum is real—our teas recently won two global awards, including one for quality through blind tasting and one for social impact. We're also seeing strong early demand from existing partners, including one who has committed to a full container of tea—our first commitment at that scale.

The keys to hitting our 2026 goals are clear: achieving organic certification for the Kumaon Tea Factory, increasing production from 2.7 MT to 7 MT, and getting teas to market earlier in the season.

Thanks again for being part of this journey. You can always reach me at raj@youngmountaintea.com.

We need your help!

The most practical way you can help us grow is by introducing our teas and our story to more people. If you have relationships with specialty grocers, cafés, wellness shops, or restaurants that might be a good fit, a quick email or warm introduction goes a long way. We're also working to grow our wholesale channels, so pointing us toward distributors or retailers who care about high-quality, ethically sourced tea is incredibly helpful. And of course, simply serving Young Mountain Tea at home, bringing it to the office, or mentioning us on social media helps more people discover farmer-direct Himalayan teas and the growers behind them.

Sincerely,

Adhiraj Murthy Vable
Founder & CEO

Laura Fieselman
Director

Lucas James Ahlquist
CFO & Secretary



How did we do this year?

REPORT CARD

B+

☺ The Good

2025 revenue grew 12.4% with Tea Sales increasing 19.2% YOY ($281k to $335k)

First harvest and production completed at the Kumaon Tea Factory, co-owned by farmers. These teas will launch to market in April '26

Secured a customer who intends to ramp purchasing to 75,000 lb/year of Kumaon tea and donated $5k grant to support farmers.

☹ The Bad

Kumaon teas arrived late, so we could not sell them in 2025, reducing revenue versus our projections.

High PPC advertising costs and fees made Amazon unprofitable, so we shut down the marketplace channel.

Tariffs complicated pricing with customers, making sales communication harder and added modest pressure on margins.

2025 At a Glance

January 1 to December 31



$335,199 **+12%**
Revenue



-$225,794
Net Loss



$183,653 [67%]
Short Term Debt



$430,603
Raised in 2025



$95,745
Cash on Hand
As of 03/16/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$298,085

$335,199

-$31,287

-$225,794

2024   2025

Net Margin: -67%   Gross Margin: 33%   Return on Assets: -22%   Earnings per Share: -$0.14

Revenue per Employee: $167,600   Cash to Assets: 15%   Revenue to Receivables: 767

Debt Ratio: 32%

📄 2022_and_2023_CPA_Reviewed_Financials.pdf

📄 2024_and_2025_GAAP_Financials_Consolidated.pdf

We ❤ Our 154 Investors

Thank You For Believing In Us

Luz Boys	Arvind Manoharan	Kiyoko Osone	Bryian Tan	Cody Heisinger	Sharon Samjitsingh
Ali Abdulla Rashed...	Misty Patel	Sarah Luu	Olyvia Dean	Sloan Dorr	Richard Leitermann
Kevin Horan	Billy Williams	Shannon Hammock	Dragana Cubrilo	Agrima Gulati	Laura Wittcoff
Nick Mead	Beth Roberts	Michelle Bellville	Joanne Sonenshine	Anne Stokes...	Catherine And Mike...
Subhashini Bollini	Emma Newman	Manjunath Gokare	Syreeta Charles-Cole	Ravi SALIGRAM	Phil Britton
Lisa Lis	Jodi Wedeen	Marguerite Guter	Jared Moberg	Felix Vayssieres	Adrian Reif
Marius Karrer	Johnathan Chen	James Au	David Inouye	Eric Anthony...	Martha Underwood
Aman Bhasin	Madhukar Vable	David Metler	Marlene S McPherson	Laura Fieselman	Jonathan Rosenthal
Kaitlyn OMara	Daniel C ROSS	Lisa Curtis	Brian Smith	Faith A Morrison	Jim Karegeannes
Lynn Karegeannes	Kei Nishida	Steve Schmunk And...	Rob Cerato	Lalit Kumar Sharma	Cathy And Peter...
Alden MacDonald	Raychel Kolen	Michelle Berry	Benjamin Fitch-...	Jeff Krebs	Angela McDonald-...
Danielle Beaudette	Shelley Cater	David Wegner	Erin Hawley	Dylan Gerhart	Aayush Khadka
Mary Wegner	Petra Hendrickson	Mark Nystrom	Keven Nieto-Ramirez	Vaidehi Pidaparti	Natalie Schreffler
Andrew Sarazin	Akshata Philar	Diana Boss	Kristine Treasure...	Rachael Grossman	Helen Grossman
Chris Howell	Dan P	Anna Pergola	Rob Rhein	Sebastian Aderhold	Chris Fortin
Anusha Vable	Nicolas Porchet	Sarah Morrison	Cali Pan	Bruno Cruzate	Rakesh B S
Charles Brooks	Michael Dreyer	Mukesh Dogra	Laljith Antony	Paul Lundgren	Abhishek Bhatia
Tb Turner	David Willhardt	Sandeep Madhur	Subba Moorthy	Liat Lis	Carolyn Elizabeth...
Sayer Jones	The Kitchel Family	Erin Fifield	Kristina Gregg	Anthony Thomas	Sushil Vachani
Radha Iyengar	Gustavo Mamao	Brian Inouye	Andrew Teich	Carl Vilmann	Prabhakar B Patil
Caroline Cummings	Srinivas Karri	Seth Petchers	Brian Quale	James Berkel	Nate Breithaupt
Matthew Halttunen	Robert Knox	Tim Hoffman	Andrea Dowling	Laura Konkel	Reepa Gupta

Ajay Kumar Nelavagil...	Jonathan Coleman	Jesse Renfors	Joseph Zappia	Jess Forgione	Ross Kanaga
Kapil Thacker	Jon & Eva Martin	Jessie Dean	Usha Jairam	Carl Morrison	Shannon Brodeur

Thank You!

From the Young Mountain Tea Team



Adhiraj Murthy Vable in

Founder & CEO

15+ years connecting Himalayan farmers to American markets. Rockefeller-Acumen Global Food System Fellow; Best Sustainability Initiative from World Tea Awards;...



Lucas Ahlquist

CFO

8+ years leading finance and operations of American tea companies, including developing financial models,...



Mitra Nite

Creative Director

15+ years of design, marketing and brand management, including 10+ years in specialty tea.

Details

The Board of Directors

Director	Occupation	Joined
Gustavo Mamao	Impact Investing Director @ Daisa Enterprises	2022
Adhiraj Murthy Vable	Founder & CEO @ Young Mountain Tea	2013
Laura Fieselman	Head of Operations @ Salient	2022

Officers

Officer	Title		Joined
Lucas James Ahlquist	Secretary	CFO	2016
Adhiraj Murthy Vable	President	CEO	2013

Voting Power ❓

Holder	Securities Held	Voting Power
Adhiraj Murthy Vable	790,000 Common Shares	47.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2015	$27,811		Section 4(a)(2)
11/2017	$14,000		Section 4(a)(2)
05/2019	$20,000		Other
12/2019	$29,697		Section 4(a)(2)
04/2020	$12,000		Other
04/2020	$5,000		Other
04/2020	$5,000		Other
04/2020	$40,000		Other
06/2020	$35,000		Other
06/2020	$39,600		Other
06/2020	$34,170		Other
07/2021	$30,000		Other

07/2021	$30,000		Other
09/2021	$100,000		Other
03/2022	$50,000		Other
03/2022	$232,500		Other
03/2022	$10,000		Other
09/2022	$50,000		Other
09/2022	$50,000	Common Stock	Other
12/2022	$25,000		Other
04/2023	$150,000		Other
07/2024	$1,115,766		Section 4(a)(2)
10/2024	$25,000		Other
11/2024	$49,999	Preferred Stock	Regulation Crowdfunding
11/2024	$49,999	Preferred Stock	Regulation Crowdfunding
03/2025	$24,999	Preferred Stock	Regulation Crowdfunding
03/2025	$4,999	Preferred Stock	Regulation Crowdfunding
05/2025	$335,106		4(a)(6)
05/2025	$6,500		Other
08/2025	$34,000		Other
11/2025	$24,999	Preferred Stock	Regulation Crowdfunding
01/2026	$32,869		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
03/09/2022	$50,000	5.0%	15.0%	$2,500,000	04/15/2026
03/16/2022	$232,500	10.0%	15.0%	$2,500,000	04/15/2026
03/29/2022	$10,000	10.0%	15.0%	$2,500,000	04/15/2026

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
JP Morgan Chase	05/01/2019	$20,000	$0	10.0%	03/01/2025	
Chris Howell	04/01/2020	$12,000	$0	10.0%	03/31/2024	
Ken Linge	04/01/2020	$5,000	$0	10.0%	03/31/2024	
Laura Fieselman	04/01/2020	$5,000	$0	10.0%	03/31/2026	Yes
Pushpa Murthy	04/01/2020	$40,000	$0	10.0%	03/18/2026	Yes
Madrona Group LLC	06/04/2020	$35,000	$0	9.0%	03/01/2026	Yes
US Small Business Administration	06/05/2020	$39,600	$36,841	3.75%	06/05/2050	Yes
Community Lending Works (CLW)	06/30/2020	$34,170	$0	9.0%	05/20/2023	
The Untours Foundation	07/25/2021	$30,000	$0	5.0%	12/31/2021	
Craft3	09/01/2021	$100,000	$59,188	3.0%	07/15/2029	Yes
The Untours Foundation	09/01/2022	$50,000	$27,101	0.0%	12/31/2026	Yes

The Untours Foundation ❓	09/01/2022	$30,000	$27,101 ❓	0.0%	12/31/2028	Yes
3rd Creek Foundation ❓	12/20/2022	$25,000	$11,803 ❓	5.0%	01/01/2028	Yes
Craft3 ❓	04/10/2023	$150,000	$73,601 ❓	5.0%	07/10/2028	Yes
Friends of Tilonia, Inc.	10/15/2024	$25,000	$19,538 ❓	7.0%	10/15/2029	Yes
Jodi Wedeen	05/25/2025	$6,500	$5,138 ❓	6.0%	06/25/2028	Yes
Binky and the Brain LLC	08/07/2025	$34,000	$28,526 ❓	5.5%	02/07/2029	Yes
GS Haly	01/12/2026	$32,869	$31,616 ❓	5.0%	12/12/2028	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred Stock	184,501	180,850	Yes
Common Stock	2,000,000	1,215,582	Yes
Series Seed Preferred Stock 1	281,398	264,062	Yes

Warrants: 0
Options: 0

Form C Risks:

Highly competitive market. In highly competitive and established markets such as tea, the success of a company is dependent on factors outside of the team's control, such as general economic conditions and market and customer acceptance, which can be critical factors that are nearly impossible to predict. Even if the Company is currently or subsequently successful after the investment is received, consumer tastes and preferences can change rapidly and are often unpredictable.

Agriculture & Climate Change The company works with an agricultural product whose creation is connected to weather patterns that are increasingly variable with climate change. Unexpected droughts or flooding could impact the availability of the company's products.

Management's Discretion in Use of Proceeds. The Company intends to use the estimated net proceeds for working capital and general corporate purposes, and not any personal, family, or household purpose. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

Attracting Talent. In order to compete, the Company must attract, retain, and motivate key employees, including those in managerial, operations, service, sales, and marketing. Hiring and retaining qualified employees in all areas of the Company is critical to its business. If the Company fails to adequately hire and retain employees, the Company's business will suffer. It is anticipated that the Company may have to pay higher than average wages and compensation in order to attract and retain key employees, as the current hiring environment is highly competitive.

The Company relies on its small team of Executive Officers. The Company depends on its founder, Adhiraj Vable, and, other senior management. Due to the specialized knowledge the Executive Officers possess, the loss of their service could adversely affect the business. Additionally, Lucas Ahlquist is part-time. Accordingly, no person should invest unless he/she/it is willing to entrust most aspects of the management of the Company to the Company's founder and executive officers.

Risks Related to Consumable Products. Preparing and serving quality drinks and other consumable products to consumers requires strict oversight and sanitary standards. Although we hope to maintain consistent standards and taste, there is a possibility that our products and offerings may change over time or due to unexpected storage or distribution conditions. These unexpected changes to our products and offerings could cause consumers to be displeased, leading them to opt for products and offerings with more consistent standards and taste.

Food Safety Risks. All food and beverage contain a degree of food safety risk. Tea is widely regarded as low-risk within food safety because it is prepared using boiling water, which kills most pathogens, and because it is not directly consumed, but only its water soluble compounds drunk. Nevertheless, as a food product, the occurrence or reports of foodborne illness or other food safety issues, food contamination or tampering, employee hygiene and cleanliness failures could lead to claims and litigation against us. These incidents and reports could negatively affect our reputation as well as our business, revenues and profits.

Limited Cash Reserves and Expected Negative Operating Cash Flow During Growth. The Company expects to experience negative operating cash flows when expanding and entering into new markets and opportunities. The development and expansion of the business will require additional capital, which the Company may be unable to obtain on suitable terms, or at all. If it is unable to obtain adequate funding on suitable terms, or at all, the Company may have to delay, reduce, or eliminate some or all of its expansion, advertising, marketing, product development efforts, general operations, or any other initiatives.

An early-stage company The Company was initially formed as an LLC in 2013 and converted to a Delaware corporation in 2022. Because of its limited operating history, the Company may not be able to: Attract and retain customers; Attract and retain sales and other qualified personnel; or Raise additional capital when needed.

Lucas James Ahlquist is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.

The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or

as part of an offering registered with the U.S. Securities and Exchange Commission, or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Young Mountain Tea Inc.

Delaware Corporation
Organized January 2022
2 employees

2 employees
416 E Magnetic Street
Marquette MI 49855 https://youngmountaintea.com/

Business Description

Refer to the Young Mountain Tea profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Young Mountain Tea is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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